UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: December 2007                                    File No.0-31218

Candente Resource Corp.

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia, Canada  V6C 1L6

(Address of principal executive offices)

1.

News Release dated December 13, 2007.

2.

News Release dated January 15, 2008.

3.

News Release dated January 16, 2008.

4.

News Release dated January 22, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corp,

(Registrant)

Dated: January 30, 2008

/s/  Maria Eugenia Montagne

 Maria Eugenia Montagne

 Corporate Secretary/Treasurer

CANDENTE RESOURCE CORP. ANNOUNCES THE RETIREMENT OF ING. FREDY J. HUANQUI G.

Vancouver, British Columbia, December 13th, 2007. Candente Resource Corp. (“Candente”) (TSX:DNT, BVL:DNT) announces the retirement of Ing. Fredy J. Huanqui G. as an officer of Candente.  Ing. Huanqui will remain a member of the Board of Directors and act in an advisory capacity for certain exploration activities.  Fredy is a co-founder of Candente and a highly recognized industry executive.  He retires with Cañariaco in final feasibility stage and a portfolio of prospective exploration projects in Peru and Mexico.

Joanne Freeze, President, CEO and co-founder of Candente comments, “We shared a vision when we started Candente together in 1997 and are very proud of our company.  Candente thanks Fredy immensely for his dedication, foresight and contributions.  We all wish him the best in his retirement and look forward to our continuing relationship.”

About Candente Resource Corp.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico.  Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Mr. John DeCooman at: 1 (917) 402-9416 or Mr. Neil Currie at: 1 (604) 689-1957 or 1 (877) 689-1964 (toll free); or communications@candente.com.  Visit our website at www.candente.com

NR 233

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.

INITIAL FLOTATION RESULTS FOR THE CAñARIACO NORTE COPPER DEPOSIT IN NORTHERN PERU

Vancouver, British Columbia, January 15th, 2008.  Candente Resource Corp. (DNT:TSX and BVL) (“Candente”) is pleased to report that preliminary metallurgical results for copper flotation indicate good recoveries and commercially viable concentrate grades.

Initial locked cycle flotation testing on the Cañariaco Norte copper deposit yield copper recoveries of 81% to 89%.  A feasibility level testing program for flotation will now proceed to investigate the significant opportunities for improvement of the metallurgical performance from the initial flotation testing.  Results for gold and silver recoveries as by-product metals are pending.

Thomas R.  Rinaldi, VP Operations, states, “These initial results are very encouraging and demonstrate that the various styles of copper mineralization at Cañariaco are amenable to conventional flotation techniques.”

Results from initial bottle roll leach test work are variable and less conclusive.  Leach test work including column leach is ongoing to determine whether leaching is optimal on a stand alone basis or in conjunction with a conventional flotation circuit.

SRK Consulting (Canada) Inc. is now working on a new resource estimate for Cañariaco Norte based on the 57,355 metres (m) drilled in 203 holes as of December 31st 2007.  The additional drilling has extended the deposit both to the northeast and to the south and much deeper.  Higher grades have also been encountered especially in the northern half of the deposit.  SRK will also be re-optimizing a new potential Starter Pit with a view to generating a higher average grade.  The Starter Pit previously optimized for a leach scenario was based on both grade and chalcocite content.  Given that flotation recoveries are similar for chalcocite and chalcopyrite, a Starter Pit for a flotation scenario will be based on grade alone.

All test work was conducted by SGS Lakefield in Santiago, Chile.  Composite samples were designed to be representative of the different types of mineralization within the deposit.  Flotation tests were carried out on three selected master composites. (1) Chalcocite; (2) Chalcopyrite and (3) 50% Chalcocite and 50% Chalcopyrite.  Leach testing was carried out on 55 composites from various core intervals.

About Cañariaco Norte

On March 4, 2007, an updated independent mineral resource estimate was completed on the Cañariaco Norte Zone based on 26,019 m of drilling in 82 holes. (see News Release 202, March 4th, 2007).  The Measured and Indicated resource was estimated as 643 million tonnes (MT) averaging 0.45% Cu at a cut-off grade of 0.3% Cu and containing 6.35 billion (B) pounds (lbs) of copper.  The Inferred resource was estimated as 177 MT averaging 0.45% Cu at a cut-off grade of 0.3% Cu and containing 1.75 B lbs of Cu.  Within the larger resource, a Starter Pit of 104 MT (Measured and Indicated) grading 0.60% Cu was delineated.

Complete results, maps, cross-sections and all reports can be viewed at:

http://www.candente.com/s/PeruProjects_Canariaco.asp

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in the April 26th, 2007 Minefill report which can be found on the Candente website shown above.  All samples were submitted to Actlabs in Lima, Peru.  James Currie, P.Eng., Director  and Robert van Egmond, P.Geo., Manager Exploration Peru  are the Qualified Persons as defined by NI 43-101 for the project discussed above and they have read and approved the contents of this release.

About Candente Resource Corp.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico.  Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Mr. John DeCooman at 1 (917) 402-9416 or Mr. Neil Currie at: 1 (604) 689-1957 or 1 (877) 689-1964 (toll free); or communications@candente.com.  Visit our website at www.candente.com

NR 234

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS

We advise U.S. investors that this news release uses terms which are not recognized by the United States Securities and Exchange Commission (“SEC”), including “mineral resources”, “measured resources”, “indicated resources” and “inferred resources”. The estimation of measured and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted to reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically mineable, or will be upgraded into measured or indicated mineral resources. U.S. investors are cautioned not to assume that mineral resources in any of these categories will be converted into reserves.

STEVEN DEAN APPOINTED DIRECTOR AND CHAIRMAN OF CANDENTE

Vancouver, British Columbia, January 16th, 2008. Candente Resource Corp. (DNT:TSX and BVL) (“Candente” and/or the “Company”) is pleased to announce the appointment of Mr. Steven G. Dean as Director and Chairman of the Board.

“We are very pleased that Steven has agreed to join our Board as Chairman," comments Joanne Freeze, President and CEO of Candente. "As we develop Cañariaco and advance our exploration portfolio, Steven’s experience will significantly enhance the Board and Candente’s executive management team.”  Steven Dean states, "I am very excited to be invited to join the Candente Board, and to have the opportunity to contribute to the development objectives of the Company's key property, Cañariaco."

Mr. Dean is also Chairman and Director of Amerigo Resources Ltd. (ARG:TSX) (“Amerigo”), Spur Ventures Inc. (SVU:TSX) and Vannessa Ventures Ltd, (VVV:TSXV) and is a director of GRD Ltd. (GRD:ASX)  Mr. Dean has extensive experience in mine finance, development and management.  He was a founding member of management of the Normandy Mining Ltd. Group in Australia from 1987 to1994, and was founding Chairman and Chief Executive Officer of PacMin Mining Corporation from 1995 to1999.  Following that, Steven was President of Teck Cominco Limited until July 2002. Steven is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum.

Amerigo currently holds 13.2% of the outstanding common shares of Candente on an undiluted basis.  Dr. Klaus Zeitler, President of Amerigo, is also a member of the Board of Directors of Candente and Amerigo and has an extensive track record in successful mine finance, development and management.  Dr. Zeitler led the acquisition of the Antamina project in Peru first for Inmet Mining in 1996 and later for Teck Cominco Ltd. in 2000.  Antamina is one of the world’s largest copper and zinc mines.

Amerigo produces copper and molybdenum concentrates from tailings from the world's largest underground copper mine, Codelco's El Teniente mine, a copper producer for the past 100 years with remaining ore reserves lasting many more decades.  In 2006, total earnings reached US$39.3 million, up 119% from 2005, and earnings per share were US42¢.

About Candente Resource Corp.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico.  Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Mr. John DeCooman at 1 (917) 402-9416 or Mr. Neil Currie at: 1 (604) 689-1957 or 1 (877) 689-1964 (toll free); or communications@candente.com.  Visit our website at www.candente.com

NR 235

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS

We advise U.S. investors that this news release uses terms which are not recognized by the United States Securities and Exchange Commission (“SEC”), including “mineral resources”, “measured resources”, “indicated resources” and “inferred resources”. The estimation of measured and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted to reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically mineable, or will be upgraded into measured or indicated mineral resources. U.S. investors are cautioned not to assume that mineral resources in any of these categories will be converted into reserves.

COMMUNITY OF CAñARIS VOTES IN FAVOUR OF CAñARIACO AND CANDENTE

Vancouver, British Columbia, January 22nd, 2008.  Candente Resource Corp. (DNT:TSX and BVL)  (“Candente” and/or the “Company”) is pleased to announce that the Company has renewed the annual permit for exploration (the “Acta”) on the Cañariaco project with the support of over 85% of the community.

“The support of the local citizens, local authorities and of the regional government is paramount to us” said Ted Muraro, Manager Community Relations, Environmental Protection and Logistics. “We work very closely with the community and with all levels of government.  Their participation ensures our activities benefit as many as possible.  We are committed to keeping the highest environmental standards (abiding by the Equator Principals) and to assisting in the advancement of Cañaris for the benefit of all citizens.”

During a meeting held in the village of Cañaris on January 6th, 2008 with more than 800 local citizens in attendance, informative presentations on the project were made by the Company and AMEC (Peru) S.A. (Environmental and Social Impact Assessment (ESIA) Consultants).  Local authorities in attendance included: Community President, Mr. Francisco Rinza Lucero; the Mayor of the District of Cañaris, Antonio Ventura; Cañaris Governor, Mr. Nicolás Calderón; and the Energy and Mines and Agriculture Directors, Ing. Anibal Salazar and Ing. Leoncio Navarrete.

Meetings and presentations are part of the Company’s policy to collaborate with the community and to ensure the Company understands the needs, opinions, questions and concerns of the citizens with respect to Cañariaco and Candente.  In addition, they serve to keep the community well informed of the Company’s activities and intentions about the advancing nature of the Cañariaco project.

The Acta was signed by the local authorities on January 16th, 2008.  This authorizes the continuance of the exploration work and the culmination of the environmental impact and feasibility studies at the Cañariaco project.  An agreement for long term lease and/or purchase of surface rights with the right to exploit (extract minerals) was also discussed and is planned to be proposed in conjunction with completion of the ESIA.

About Cañariaco Norte

On March 4, 2007, an updated independent mineral resource estimate was completed on the Cañariaco Norte Zone based on 26,019 m of drilling in 82 holes. (see News Release 202, March 4th, 2007).  The Measured and Indicated resource was estimated as 643 million tonnes (MT) averaging 0.45% Cu at a cut-off grade of 0.3% Cu and containing 6.35 billion (B) pounds (lbs) of copper.  The Inferred resource was estimated as 177 MT averaging 0.45% Cu at a cut-off grade of 0.3% Cu and containing 1.75 B lbs of Cu.  Within the larger resource, a Starter Pit of 104 MT (Measured and Indicated) grading 0.60% Cu was delineated.

SRK Consulting (Canada) Inc. is now working on a new resource estimate for Cañariaco Norte based on the 57,355 metres (m) drilled in 203 holes as of December 31st, 2007.  The additional drilling has extended the deposit both to the northeast and to the south and much deeper.

About Candente Resource Corp.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico.  Cañariaco is an advanced exploration stage copper deposit.  Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Mr. John DeCooman at 1 (917) 402-9416 or Mr. Neil Currie at: 1 (604) 689-1957 or 1 (877) 689-1964 (toll free); or communications@candente.com.  Visit our website at www.candente.com

NR 236

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.   Candente relies upon litigation protection for forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS

We advise U.S. investors that this news release uses terms which are not recognized by the United States Securities and Exchange Commission (“SEC”), including “mineral resources”, “measured resources”, “indicated resources” and “inferred resources”. The estimation of measured and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted to reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically mineable, or will be upgraded into measured or indicated mineral resources. U.S. investors are cautioned not to assume that mineral resources in any of these categories will be converted into reserves.